Perry Ellis International, Inc. Announces Proposed Offering Of Senior Subordinated Notes

MIAMI— (BUSINESS WIRE)—Sept. 9, 2003 – Perry Ellis International, Inc. (Nasdaq: PERY) today announced its intention to sell, subject to market and other conditions, $150 million aggregate principal amount of Senior Subordinated Notes due 2013, in a private placement pursuant to an exemption from the registration requirements under the Securities Act of 1933, as amended. The notes will be guaranteed on an unsecured senior subordinated basis by all of Perry Ellis’ current, and certain of its future, material domestic subsidiaries.

Perry Ellis plans to use the net proceeds from the offering to redeem its existing 12 1/4% Senior Subordinated Notes due 2006 and to reduce the amount outstanding under its senior credit facility.

This announcement is neither an offer to sell nor a solicitation of an offer to buy any of these notes and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

The notes being offered have not been registered under the Securities Act, or any state securities laws, and may not be offered or sold in the United States, absent registration under, or an applicable exemption from, the registration requirements of the Securities Act and applicable state securities laws.